FIRST FINANCIAL BANKSHARES, INC.

June 19, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	First Financial Bankshares, Inc. (the “Company”)
Request for Acceleration of Effectiveness
Registration Statement on Form S-4 (File No. 333-204088)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for its Registration Statement on Form S-4 (File No. 333-204088) be accelerated so that such Registration Statement will be declared effective at 4:00 p.m., Eastern Daylight Time, on June 22, 2015, or as soon thereafter as is practicable.

The Company hereby acknowledges to the Securities and Exchange Commission (the “Commission”) that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or desire additional information, please contact Michael G. Keeley, Esq. of Norton Rose Fulbright US LLP at (214) 855-3906.

Respectfully,

First Financial Bankshares, Inc.

By:	/s/ J. Bruce Hildebrand
Name:	J. Bruce Hildebrand
Title:	Executive Vice President and Chief Financial Officer